

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Jennifer McCalman
Global Controller
HERSHEY CO
19 East Chocolate Avenue
Hershey, PA 17033

> **Re: HERSHEY CO**
> **From 10-K for the Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-00183**

Dear Ms. McCalman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing